SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                     (Amendment No. 1)*

                 Sunlink Health Systems Inc.
                 ---------------------------
                      (Name of Issuer)

                        Common Stock
                        ------------
               (Title of Class of Securities)

                          501067102
                          ---------
                       (CUSIP Number)

                 Stephen M. Schultz, Esq.
          Kleinberg, Kaplan, Wolff & Cohen, P.C.
        551 Fifth Avenue, New York, New York 10176
                    Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to
        Receive Notices and Communications)

                        February 6, 2002
                        ---------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Dimitri Raitzin

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
                OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                 0

8        SHARED VOTING POWER
                186,400

9.       SOLE DISPOSITIVE POWER
                 0

10.      SHARED DISPOSITIVE POWER
                186,400

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                186,400

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 3.7%

14.      TYPE OF REPORTING PERSON*
                  IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  West Side Capital Partners, L.P.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
                                       WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                0

8        SHARED VOTING POWER
             97,430

9.       SOLE DISPOSITIVE POWER
                0

10.      SHARED DISPOSITIVE POWER
             97,430

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             97,430

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.0%

14.      TYPE OF REPORTING PERSON*
                  PN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Teplik International, Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                 WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                 0

8.       SHARED VOTING POWER
              88,970

9.       SOLE DISPOSITIVE POWER
                 0

10.      SHARED DISPOSITIVE POWER
              88,970

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
              88,970

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 1.8%

14.      TYPE OF REPORTING PERSON*
                  CO

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Teplik Management Company, L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
               00

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7.       SOLE VOTING POWER
                0

8.       SHARED VOTING POWER
               88,970

9.       SOLE DISPOSITIVE POWER
                0

10.      SHARED DISPOSITIVE POWER
               88,970

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
               88,970

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.8%

14.      TYPE OF REPORTING PERSON*
                 OO

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This statement is filed pursuant to Rule 13d-2(a) with respect to the shares of common stock (the "Common Stock") of Sunlink Health Systems Inc. (f/k/a Krug International Corp.) (the "Issuer") beneficially owned by Dimitri Raitzin, West Side Capital Partners, L.P. ("West Side"), Teplik International, Ltd. ("International") and Teplik Management Company, L.L.C. ("Management Company," and collectively with Mr. Raitzin, West Side and International, the "Reporting Persons") as of February 7, 2002 and amends and supplements the
Schedule 13D dated July 6, 1999 (the "Schedule 13D"). Except as set forth herein, the Schedule 13D, as previously amended, is unmodified.

ITEM 5.  Interest in Securities of the Issuer

     (a) Raitzin beneficially owns 186,400 shares of Common Stock, constituting 3.7% of all of the outstanding shares of Common Stock.

     West Side beneficially owns 97,430 shares of Common Stock, constituting 2.0% of all of the outstanding shares of Common Stock.

     International beneficially owns 88,970 shares of Common Stock, constituting 1.8% of all of the outstanding shares of Common Stock.

     Management   Co.   beneficially   owns  88,970   shares  of  Common  Stock,
constituting 1.8% of all of the outstanding shares of Common Stock.

         (b) Raitzin has shared power with West Side to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by West Side. Raitzin has shared power with Management Co. and International to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by International. Raitzin has shared power with Management Co. to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by Management Co.

     (c) The following transactions were effected by West Side during the past sixty (60) days:

                                                 Approx. Price per
                       Amount of Shs.            Share (excl. of
Date     Security      Bought/Sold               commissions)
----     --------      -----------------         ------------------
2/1/02   Common         6300 (S)                  $3.96
2/4/02   Common         3700 (S)                  $3.95
2/4/02   Common         3100 (S)                  $4.00
2/5/02   Common         7300 (S)                  $4.17
2/6/02   Common         7100 (S)                  $4.27



         West Side effected the above transactions on the American Stock
Exchange.

         Other than the transactions described above, no other transactions with respect to the Common Stock were effected by the Reporting Persons during the past sixty (60) days.

         (d) No person other than West Side has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by West Side.

         No person other than International and Management Company has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by International and Management Company.

         (e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding shares of Common Sock on February 6, 2002.

                                 SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  February 19, 2002

                                    WEST SIDE CAPITAL PARTNERS, L.P.
                                    By: Raitzin Capital Company, L.L.C.,
                                        as general partner


                                    By: /s/ Dimitri Raitzin
                                        --------------------
                                            Dimitri Raitzin
                                            Managing Member


                                    TEPLIK INTERNATIONAL, LTD.
                                    By: Teplik Management Company, L.L.C.,
                                        as investment manager


                                    By: /s/ Dimitri Raitzin
                                        --------------------
                                            Dimitri Raitzin
                                            Managing Member


                                    TEPLIK MANAGEMENT COMPANY, L.L.C.


                                    By: /s/ Dimitri Raitzin
                                        --------------------
                                            Dimitri Raitzin
                                            Managing Member



                                        /s/ Dimitri Raitzin
                                        --------------------
                                             Dimitri Raitzin